EXHIBIT 21.1

SUBSIDIARIES OF T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND

TRP OHA SPV Funding I, LLC	Delaware
TRP OHA Servicer I, LLC	Delaware
TRP OHA SPV Funding II, LLC	Delaware
TRP OHA Servicer II, LLC	Delaware
OCREDIT Holding S. à r.l.	Luxembourg
OCREDIT Investment S.à r.l.	Luxembourg
OCREDIT UNI Investment S.à r.l.	Luxembourg